FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of April 2008.

Total number of pages: 5

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec to Introduce Executive Officer System

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2008
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on April 23, 2008, in Kyoto, Japan

Nidec to Introduce Executive Officer System

Nidec Corporation (NYSE: NJ) resolved at a meeting of its Board of Directors held today that it will be placing on the agenda of the Annual General Meeting of Shareholders and subsequent meeting of the Board of Directors, both scheduled for June 24, 2008, the following proposed changes to its Board of Directors and introduction of the Executive Officer System.

Details are as follows:

1.

Objectives

Through the introduction of the Executive Officer System, the Company aims to build a leaner, more agile management framework better able to match the speed of market changes and help drive the Company’s globalization.

The Company will reduce the size of its Board of Directors to allow for more proactive, in-depth Board discussions on the Company’s policies and strategic directions. As the locus of the Company’s management responsibilities, the Board of Directors will assume an enhanced role in the establishment and maintenance of a competitive business structure to swiftly address challenges arising from today’s fast-changing market.

Simultaneously, the Company will appoint executive officers (comprehensively named “vice presidents” under the Company’s position system), who perform duties delegated by the Board of Directors. Executive officers (or vice presidents) will be selected primarily from the Company’s younger, competent executives, who have developed hands-on, agile management prowess through leadership opportunities at the Company’s consolidated subsidiaries in and outside Japan.

2.

Outline of the Executive Officer System

(1) In line with the policies and strategies set by the Board of Directors, executive officers (or vice presidents) perform duties within their delegated areas of responsibility.

(2) Executive officers’ term of office is to be one year.

(3) Executive officers will be appointed and discharged by a resolution of the Board of Directors.

3.

Effective Date of the Executive Officer System

Effective after the General Annual Meeting of Shareholders and subsequent meeting of the Board of Directors to be held on June 24, 2008

4.

Changes in Board Members (effective June 24, 2008)

 (1) Newly Appointed Board Member

Name	Current Position
Masuo Yoshimatsu	Executive Consultant

   (2) Retiring Board Members

Name	Current Position
Seizaburo Kawaguchi	Managing Director
Norimasa Goto	Director
Seiichi Hattori	Director
Kiyoyoshi Takegami	Director
Takashi Iwata	Director
Osamu Narumiya	Director
Akira Kagata	Director
Toru Kodaki	Director

5.  Proposed Board Members and Executive Officers

   (effective after the close of the Ordinary General Meeting of Shareholders and Board Meeting scheduled for June 24, 2008)

(1) Directors of the Board

Name	New Position	Current Position
Shigenobu Nagamori	Unchanged	Representative Director, President, CEO
Hiroshi Kobe	Representative Director, Executive Vice President, COO	Representative Director, Vice President, COO
Yasunobu Toriyama	Executive Vice President, CFO, Member of the Board	Director, Vice President, CFO
Kenji Sawamura	Executive Vice President, Member of the Board	Director, Vice President
Juntaro Fujii	Executive Vice President, Member of the Board	Director, Vice President
Yasuo Hamaguchi	First Senior Vice President, Member of the Board	Senior Managing Director
Tadaaki Hamada	Senior Vice President, Member of the Board	Managing Director
Tetsuo Inoue	Vice President, Member of the Board	Director
Masuo Yoshimatsu	Vice President, Member of the Board	Executive Consultant

(2) Corporate Auditors

Name	New Position	Current Position
Hideo Asahina	Standing Auditor	Standing Auditor
Ryoji Takahashi	Standing Auditor	Standing Auditor
Shiro Kuniya	Auditor	Auditor
Yoshiro Kitano	Auditor	Auditor
Susumu Ono	Auditor	Auditor

(3) Executive Officers

Name	New Position	Current Position
Seizaburo Kawaguchi	Senior Vice President	Managing Director
Norimasa Goto	Senior Vice President	Director
Seiichi Hattori	Senior Vice President	Director
Kiyoyoshi Takegami	Senior Vice President	Director
Takashi Iwata	Vice President	Director
Masahiro Hishida	Vice President	Senior Managing Director of Nidec Shibaura Corp. and Nidec Power Motor Corp.
Takashi Watanuki	Vice President	Vice President of Nidec (Dalian) Limited
Osamu Narumiya	Vice President	Director
Tsuyoshi Takahashi	Vice President	Representative of Central Technical Laboratories
Tadashi Matsumoto	Vice President	Managing Director of Nidec-Read Corp.
Hitoshi Inoue	Vice President	Representative of Shiga Technical Center
Akira Kagata	Vice President	Director
Genzo Arakawa	Vice President	Director of Japan Servo Co., Ltd.
Toshihiko Miyabe	Vice President	President of Nidec Philippines Corp.
Hitoshi Tatsuno	Vice President	Chairman, President of Nidec (Dalian) Limited
Kuniyasu Tampo	Vice President	President of Nidec Electronics Thailand Co., Ltd.

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